Exhibit 21

Hyperdynamics Corporation Subsidiaries

Subsidiary Name	State of Incorporation	Trade Name
SCS Corporation	Delaware	SCS Corporation
HYD Resources Corporation	Texas	HYD Resources Corporation
Trendsetter Production Company	Mississippi	Trendsetter Production Co
GHRC	Belize City, Belize	Inactive Corporation
SCS Guinea SARL	Conakry, Guinea	SCSG